SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM launches International Fare Bundles

 The system aims to expand options and offer more comfort and benefits to the passengers; client can choose the fare that best suits their needs

São Paulo, July 29, 2010– (BM&FBOVESPA: TAMM4 and NYSE: TAM) – We launch today, the new International Fare Bundles. Valid for all international flights with flight code JJ, the system was designed to adapt to the needs of every type of client.

“The implementation of the Fare Bundles reinforces our aim to offer the greatest comfort to our international passengers,” says Paulo Castello Branco, TAM’s Commercial and Planning Vice-President. “This system serves both the client who purchases a ticket based on price and the business executive who travels frequently and requires more flexibility,” he adds.

The client can choose to receive more benefits according to the fare chosen, like more frequent-flier points, a class upgrade, greater baggage allowance, preferential check-in and early seat choice, among others.

On routes within South America, passengers may opt for the Access, Flex or Plus Fare, all in economy class; or for the Classic or Executive Fare, both part of business class. For Europe and the United States, in addition to the same fare options available for South American routes, passengers may opt for the First Fare, which is a first-class option.

The Fare Bundles have been used on TAM's domestic flights since 2006. Within Brazil, five options are available: Promo, Light, Flex, Max and Top.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 29, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.